Bgin Blockchain Ltd

March 28, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Sonia Bednarowski Sandra Hunter Berkheimer Kate Tillan Mark Brunhofer

Re:	Bgin Blockchain Ltd Amendment No. 5 to Draft Registration Statement on Form F-1 Submitted on February 12, 2024 CIK No. 0001945565

Ladies and Gentlemen:

Bgin Blockchain Ltd (the “Company,” “we,” “us,” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 1, 2024 regarding the above-referenced confidential Amendment No. 5 to the Draft Registration Statement on Form F-1 submitted by the Company on February 12, 2024. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An Amendment No. 6 to the Draft Registration Statement on Form F-1 (“Amendment No. 6 to the Draft Registration Statement”) is being submitted confidentially by the Company to accompany this response letter.

Amendment No. 5 to Draft Registration Statement on Form F-1

Prospectus Summary

Agreements with Our Affiliated Entities in the PRC, page 3

1. We acknowledge your response to prior comment 2. Please elaborate on why you do not believe that SAB 5T applies in your circumstances. In this regard, the fact that you do not hold an equity interest in Shenzhen Bgin is irrelevant. SAB 5T deals with transactions of principal stockholders on behalf of registrants. Mr. Qingfeng Wu is a principal stockholder and his transaction with another officer of yours, Mr. Qi Shao, may be considered compensation to Mr. Shao on your behalf. In your response, also address the following:

●	We note from your disclosure on page 137 that the vast majority of your compensation to officers and directors in 2023 were bonuses instead of salaries. Tell us whether the salary and bonus compensation reflected in your financial statements for Mr. Shao is commensurate with other officers and, if not, clarify why the sale of the Shenzhen Bgin equity interest by Mr. Wu is not part of Mr. Shao’s compensation for employment with your Company.

●	You indicate that Mr. Wu sold his interest in Shenzhen Bgin to fully devote his time and efforts into management and overseeing the overall operations of your Company. As Mr. Shao is also an officer of yours, tell us how much of his time is now devoted to the management and oversight of the operations of Shenzhen Bgin.

Response:

We respectfully advise the Staff that Mr. Wu’s transfer of Shenzhen Bgin’s equity interests to Mr. Shao was his personal decision. The transfer of his equity interests was not a settlement of liabilities that the Company owed to Mr. Shao or compensating for any expenses/services incurred by Mr. Shao for the Company. Mr. Shao’s services as an officer were already compensated by the Company through salary and bonuses, which was commensurate with other officers of the Company, the details of which are set forth below. Therefore, it is the Company’s view that SAB 5T does not apply to this transaction which is not a transaction on behalf of the Company.

●	We note from your disclosure on page 137 that the vast majority of your compensation to officers and directors in 2023 were bonuses instead of salaries. Tell us whether the salary and bonus compensation reflected in your financial statements for Mr. Shao is commensurate with other officers and, if not, clarify why the sale of the Shenzhen Bgin equity interest by Mr. Wu is not part of Mr. Shao’s compensation for employment with your Company.

We respectfully advise the Staff that the total compensation Mr. Shao received from the Company, including salary and bonus, in the year 2023 was $1.44 million, which was commensurate with an average total compensation of US$1.92 million and median total compensation of US$1.44 million received by all of our officers.

●	You indicate that Mr. Wu sold his interest in Shenzhen Bgin to fully devote his time and efforts into management and overseeing the overall operations of your Company. As Mr. Shao is also an officer of yours, tell us how much of his time is now devoted to the management and oversight of the operations of Shenzhen Bgin.

We respectfully advise the Staff that Mr. Shao devotes approximately ten to fifteen hours per week to the management and oversight of the operations of Shenzhen Bgin.

Our Crypto Asset Custody Policies and Procedures, page 5

2. Refer to your response to prior comment 3. Your revised disclosure on page 5 states that you “tend” to transfer a majority of the funds from the payment platforms to your bank accounts and keep a small amount in the payment platform accounts for purposes of distributing payments to your suppliers and other business partners. Please revise to disclose the situations in which you leave the majority of the funds from the exchange of Tether into fiat currency in your payment platform accounts.

Response: We respectfully advise the Staff that it is our practice to transfer funds from payment platforms to our bank accounts and keep a small amount in the payment platform accounts for purposes of distributing payments to our suppliers and other business partners and we do not leave the majority of funds from the exchanges of Tether into fiat currency in our payment platform accounts. In response to the Staff’s comment, we revised our disclosure on page 5 of Amendment No. 6 to the Daft Registration Statement to provide a more accurate disclosure of our practice.

Revenue Recognition, page F-9

3. Please note that we are continuing to consider your response to prior comment 11 and comment 14 from our letter dated October 5, 2023 and we may have further comments. As we continue to evaluate your response, please respond to the following for KAS and IRON and, where appropriate, reference for us the authoritative literature you rely upon to support your position:

●	You disclose that providing cryptocurrency transaction verification services is an output of your ordinary activities. Tell us whether the transaction requestor is your customer.

●	Tell us your consideration of disclosing, if true, that you provide cryptocurrency transaction verification services to the blockchain platforms and to the transaction requestor.

●	While we note the changes made in your disclosure to refer to providing cryptocurrency transaction verification services, we continue to note disclosure elsewhere in the filing referring to computing power such as page 103. Tell us your consideration of revising this and similar disclosure in the filing to be consistent.

●	Disclose the nature and types of rewards you are entitled to from the blockchains you mine (for examples block rewards and transaction fees).

●	Tell us your consideration of the following:

○	Explain whether the transaction requestor and the blockchain each have a unilateral enforceable right to terminate their respective contracts at any time without penalty.

○	For each of these respective contracts, explain whether contract inception and completion occur simultaneously upon block validation; that is, the contract begins upon, and the duration of the contract does not extend beyond, the validation of an individual blockchain transaction.

○	Explain whether each respective contract contains a single performance obligation to perform a transaction validation service and that this performance obligation is satisfied at the point-in-time when a block is successfully mined.

●	Clarify for us whether the transaction price is fixed as of the inception of each individual contract, contract inception occurs at the same point in time that you validate a block, and you measure the noncash consideration at the point in time you successfully validate a block, which is contract inception. If so, clarify your disclosure accordingly. With respect to KAS, specifically address the impact of pruning and the blockchain’s application of its finality and invalidation rules.

Response:

●	You disclose that providing cryptocurrency transaction verification services is an output of your ordinary activities. Tell us whether the transaction requestor is your customer.

We respectfully advise the Staff that transaction requestor is not our customer. There is no contract between the transaction requestor and us. There are many miners working to solve the blocks requested by the transaction requestor. The transaction requestor will not know and is indifferent to which miner will successfully solve the block. The requestor will only find out the successful miner when the block is solved and an award is given.

●	Tell us your consideration of disclosing, if true, that you provide cryptocurrency transaction verification services to the blockchain platforms and to the transaction requestor.

We respectfully advise the Staff that we are applying ASC 606 by analogy even there is no contract between us and the blockchain and the transaction requestor. Since we are applying ASC 606 by analogy, we disclosed our activity on the blockchain being “provision of cryptocurrency transaction verification services on the platform”, which we believe will explain how and where our revenue was generated from.

●	While we note the changes made in your disclosure to refer to providing cryptocurrency transaction verification services, we continue to note disclosure elsewhere in the filing referring to computing power such as page 103. Tell us your consideration of revising this and similar disclosure in the filing to be consistent.

In response to the Staff’s comment, we revised our disclosure on pages 103, 104 and 112 of Amendment No. 6 to the Draft Registration Statement to refer to providing cryptocurrency transaction verification services.

●	Disclose the nature and types of rewards you are entitled to from the blockchains you mine (for examples block rewards and transaction fees).

We respectfully advise the Staff that the type of rewards we are entitled to are mainly block rewards. Transaction fees only accounted for a very small percentage, almost negligible, of the rewards we received.

●	Tell us your consideration of the following:

○	Explain whether the transaction requestor and the blockchain each have a unilateral enforceable right to terminate their respective contracts at any time without penalty.

We respectfully advise the Staff that we do not have contracts with the blockchain and the transaction requestor. We have no knowledge regarding whether there are contracts between the blockchain and the transaction requestor because these will be arrangements between these two parties without our involvement. Our understanding of a blockchain is that once a transaction is requested on the platform, it cannot be withdrawn by either the platform or the requestor. This is the nature of a blockchain, a decentralized ledger platform that requires all participants to follow the protocols.

○	For each of these respective contracts, explain whether contract inception and completion occur simultaneously upon block validation; that is, the contract begins upon, and the duration of the contract does not extend beyond, the validation of an individual blockchain transaction.

We respectfully advise the Staff that we do not have contracts with the blockchain and the transaction requestor.

○	Explain whether each respective contract contains a single performance obligation to perform a transaction validation service and that this performance obligation is satisfied at the point-in-time when a block is successfully mined.

We respectfully advise the Staff that we do not have contracts with the blockchain and the transaction requestor.

●	Clarify for us whether the transaction price is fixed as of the inception of each individual contract, contract inception occurs at the same point in time that you validate a block, and you measure the noncash consideration at the point in time you successfully validate a block, which is contract inception. If so, clarify your disclosure accordingly. With respect to KAS, specifically address the impact of pruning and the blockchain’s application of its finality and invalidation rules.

We respectfully advise the Staff that we do not have contracts with the blockchain and the transaction requestor. We are applying ASC 606 by analogy. By the time we successfully validated a block, we are still not certain about the transfer price for the service we rendered; there is uncertainty with the amount of transfer price we will receive. The uncertainty is not like the variable consideration such as discounts, refunds, rebates and price concessions as discussed under ASC 60610-32-6. As such, we only recognize revenue at the time we actually receive the digital asset.

We do not believe the pruning of KAS is relevant or will have impact to our mining of KAS. Our current revenue recognition policy is to only recognize revenue at the point in time we actually receive the digital asset reward, at which point there will be no more fixed vs. variable element of the proceeds we will receive. The ownership of KAS coin has already been transferred to us. Furthermore, we generally sold KAS in a very short period after we receive it from the blockchain. To date, we have not encountered any situation where the blockchain requested us to return a KAS coin that we have earned.

4. We note your disclosure on page 120 and elsewhere that your current mining activities include the mining of KLS. Please tell us whether you expect revenues for this cryptocurrency to become material in the near future.

Response: We respectfully advise the Staff that we do not expect revenues generated from mining KLS to become material in the near future based on the current profitability of mining KLS.

5. We acknowledge your response to prior comment 10. Please respond to the following comments related to your HumPool:

●	As the pool operator, tell us how you account for, classify, and measure the noncash reward earned and how you account for, classify, and measure the noncash reward allocated to third-party participants in your mining pool. Your response should also address the timing of recognition and measurement.

●	Provide us with your comprehensive principal versus agent accounting analysis. Refer to ASC 606-10-55-36 through 55-40. Tell us whether you, in your capacity as the pool operator, controlled the transaction verification services before being provided to the blockchain network. Refer to ASC 606-10-55-37. Your assessment should address which party had the ability to control the transaction verification services when provided (i.e., when the contract existed according to ASC 606-10-25-1), regardless of it being an at-will contract.

○	Clarify the role of third-party participants in your mining pool and tell us whether these miners create and/or propose individual blocks to be broadcast to the blockchain (and if so, how), or, alternatively, whether they directed their hashing rate to specific nonce ranges.

○	Clarify the material terms of the software license and whether that license conveyed control to an individual miner over the mining server used by you to establish and maintain the node.

○	Tell us who is primarily responsible for fulfillment from the blockchain’s perspective and which party is the miner of record.

○	Explain to us how mining work is delegated to the pool participants and whether or not you controlled the delegation of work to the pool participants.

○	Tell us whether the blockchain network has any record of the pool participant’ involvement in the arrangement.

○	Tell us whether, as the pool operator, you have the discretion to determine which transactions to validate within a mined block.

●	Tell us how and when you compensate pool participants and whether the pool participant’s reward is contingent on successfully solving transactions.

●	Explain your payment methodology (such as FPPS) and provide us with the formula(s) used to determine the reward.

●	Confirm our understanding that you mine only KAS, IRON, RXD and KLS as a mining pool operator. Tell us whether you mine on any other blockchains or intend to mine other blockchains as a mining pool operator and, if so, tell us the names of those blockchains.

●	Describe for us the rights and obligations of the parties in your agreements with pool participants and with the blockchain network. Clarify what you consider to be the specified service provided to the customer in the arrangements with the pool participant and with the blockchain network.

●	Provide us with your proposed revised revenue recognition policy disclosure in response to our comments. Ensure your disclosure distinguishes your revenue recognition policies between when you operate a mining pool as the sole participant and when you operate a mining pool with third party participants.

Response:

●	As the pool operator, tell us how you account for, classify, and measure the noncash reward earned and how you account for, classify, and measure the noncash reward allocated to third-party participants in your mining pool. Your response should also address the timing of recognition and measurement.

We respectfully advise the Staff that we have not generated any revenue from being a pool operator for the financial periods included in our registration statement. We will account for revenue generated from HumPool similar to how we account for our existing mining revenue. The mining pool is deemed a miner to the blockchain. We will classify the revenue as mining revenue. The non-cash reward will be measured similar to how we measure our existing mining revenue, which is based on the fair value of the reward at the time we received it. Revenue will be recognized similar to the existing mining revenue, which will be at the time when the reward is received.

For the non-cash reward allocated to third-party participants in the mining pool, we account for them as costs to operate the HumPool and classify them as costs of services. It will be measured as the same ways and same time as we measure the revenue above. It will then be allocated to the participants every day after deducting our pool management fees.

●	Provide us with your comprehensive principal versus agent accounting analysis. Refer to ASC 606-10-55-36 through 55-40. Tell us whether you, in your capacity as the pool operator, controlled the transaction verification services before being provided to the blockchain network. Refer to ASC 606-10-55-37. Your assessment should address which party had the ability to control the transaction verification services when provided (i.e., when the contract existed according to ASC 606-10-25-1), regardless of it being an at-will contract.

We respectfully advise the Staff that the Company concludes that it is a principal in its mining pool operations based on our analysis as follows:

As a mining pool operator, the Company controls the service to be performed by the mining pool participants. Specifically, the Company determines and allocates to the participants nonce ranges on which the participant must direct their hashing rates in order to be able to receive a reward from the pool. This meets the criterion of ASC 606-10-55-37A, paragraph b), which states the following:

“When another party is involved in providing goods or services to a customer, an entity that is a principal obtains control of any one of the following:

b) A right to a service to be performed by the other party, which gives the entity the ability to direct that party to provide the service to the customer on the entity’s behalf….”

In addition, the Company has discretion in establishing the allocation of the reward to the participants in the pool.

○	Clarify the role of third-party participants in your mining pool and tell us whether these miners create and/or propose individual blocks to be broadcast to the blockchain (and if so, how), or, alternatively, whether they directed their hashing rate to specific nonce ranges.

We respectfully advise the Staff that the participants in our mining pool are serving roles similar to workers in the pool to contribute their computing power in the pool maintained by us to compete with other miners, either individual or pool miners, on the blockchain. These third-party participants will not create and/or propose individual blocks to be broadcasted to the blockchain. The mining pool requires the participants to direct their hashing rates to nonce ranges specified by the mining pool in order to be earn a reward from the pool.

○	Clarify the material terms of the software license and whether that license conveyed control to an individual miner over the mining server used by you to establish and maintain the node.

We respectfully advise the Staff that on our mining pool’s website, HumPool.com, the blockchain addresses to each type of mineable crypto asset are openly displayed and accessible to the public. We usually provide multiple blockchain addresses for each type of crypto asset, tailored to miners located in different geographic locations or using different models of mining machines with disparate mining powers. There are two ways that the individual miners (participants) can participate in our mining pool: 1) register an account on our online platform and then copy the applicable blockchain address into their account to start mining in the pool; 2) participate without registering an account. If participants do not register an account with us, the participants may simply copy the applicable blockchain address to connect their mining machines to participate in our pool. There is no software developed and licensed to the participants. Therefore, we believe there is no transfer of control to an individual miner over the mining server during such miner’s participation in the mining pool.

○	Tell us who is primarily responsible for fulfillment from the blockchain’s perspective and which party is the miner of record.

We respectfully advise the Staff that the Company is primarily responsible for fulfillment from the blockchain’s perspective and we are the miner of record.

○	Explain to us how mining work is delegated to the pool participants and whether or not you controlled the delegation of work to the pool participants.

We respectfully advise the Staff that once the participants connect to the pool, a two-way connection is established between the pool and the participants. The pool controls the delegation of work to the pool participants and delegates mining work to participants through the Internet.

○	Tell us whether the blockchain network has any record of the pool participant’ involvement in the arrangement.

We respectfully advise the Staff that the pool collects information of all participants of the pool and broadcast to the blockchain network. The blockchain has the records of pool participants’ involvement.

○	Tell us whether, as the pool operator, you have the discretion to determine which transactions to validate within a mined block.

We respectfully advise the Staff that as the pool operator, we have the discretion to determine which transactions to validate within a mined block.

●	Tell us how and when you compensate pool participants and whether the pool participant’s reward is contingent on successfully solving transactions.

We respectfully advise the Staff that we transfer the reward to the participants wallets linked to our HumPool website twice a day and the pool participant’s reward is contingent on the pool working as a whole having successfully solved a transaction.

●	Explain your payment methodology (such as FPPS) and provide us with the formula(s) used to determine the reward.

We respectfully advise the Staff that our payment methodology is Pay-Per-Last-N-Share (“PPLNS”). The formula used to calculate a miner’s allocated reward equals: (the total reward obtained by the block) times (the miner’s valid hash count for the block / the total valid hash count for the block in the pool). Valid hash count refers to the number of times a miner’s operation meets the mining requirements of the pool for that block.

●	Confirm our understanding that you mine only KAS, IRON, RXD and KLS as a mining pool operator. Tell us whether you mine on any other blockchains or intend to mine other blockchains as a mining pool operator and, if so, tell us the names of those blockchains.

We respectfully advise the Staff that we have recently included PYI, NXL, SDR, ALPH and BGA blockchains to our mining pool, HumPool.

●	Describe for us the rights and obligations of the parties in your agreements with pool participants and with the blockchain network. Clarify what you consider to be the specified service provided to the customer in the arrangements with the pool participant and with the blockchain network.

We respectfully advise the Staff that the primary rights and obligations of the parties in our agreement with pool participants are as follows:

●	Mining pool: Mining pool has rights to receive computing power from the participants based on tasks assigned to the participants, and has an obligation to allocate rewards to participants when a reward is earned.

●	Participants: Participants have rights to receive rewards from the mining pool and the obligation to contribute computing work to the pool based on tasks assigned.

We respectfully advise the Staff that there is no agreement between the miner (including mining pool) and the blockchain.

●	Provide us with your proposed revised revenue recognition policy disclosure in response to our comments. Ensure your disclosure distinguishes your revenue recognition policies between when you operate a mining pool as the sole participant and when you operate a mining pool with third party participants.

We respectfully advise the Staff that our mining pool operations only started in the second half of fiscal 2023. There were no mining pool operations and revenue generated from the business during the financial periods presented in our registration statement. As such, we believe no revision is required for revenue recognition policy in the financial statements included in our registration statement.

We will, however, include the accounting policy for revenue recognition in the financial statements in the period where we had mining pool operations. Our revenue recognition policy for mining pool will be the same as our current cryptocurrency mining revenue recognition policy for individual miners. This is because we are deemed a miner to the blockchain even we are operating as a pool. For the blockchain, we represent the entire pool as a miner. We interact with the blockchain and receive a reward similar to how a non-pool individual miner interacts with and receives a reward from the blockchain. The only difference is a pool needs to allocate the reward to participants. The allocation of the reward falls under the accounting policy of cost of services, not revenue recognition, based on our arrangement with the individual participants.

6. We note your prior mining activity on digital assets that used a proof-of-stake validation mechanism. Please tell us whether you intend to stake on any proof-of-stake blockchains in the near future and, if so, tell us the names of those blockchains and provide an indication of the magnitude of those activities going forward.

Response: We respectfully advise the Staff that we do not intend to stake on any proof-of-stake blockchains in the near future.

Cryptocurrencies, page F-10

7. We acknowledge your response to comment 12. You disclose that you compare the cost of each cryptocurrency mined to its subsequent market price on a daily basis. Please respond to the following:

●	Tell us why you continue to refer to the cost of each cryptocurrency mined instead of the carrying value.

●	Tell us why you limit your disclosure to only cryptocurrency mined and not all cryptocurrency.

This comment also refers to the similar disclosure on page F-32.

Response: We respectfully advise the Staff that we have revised the relevant disclosures in the financial statements and footnotes appearing in Amendment No. 6 to the Draft Registration Statement to refer to the carrying value of cryptocurrencies and to revise our disclosure to include all cryptocurrencies mined.

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 2. Summary of significant accounting policies

Revenue recognition

ii) Sale of mining machines, page F-31

8. On pages 119 and 120, you disclose the existence of miner hosting services and that customers may purchase mining machines from you and enroll them in your hosting services. You also disclose that you retain the right to sell or retain possession of mining machines under hosting agreements if you do not receive delivery instructions within 15 days following termination of the hosting services arrangement. Please address the following and, where appropriate, reference for us the authoritative literature you rely upon to support your accounting:

●	Please tell us whether you host only mining machines that you sold to customers or whether you also accept mining machines delivered to you from your hosting customers.

●	To the extent that mining machines sold to customers are retained by you and are operated under your hosting services arrangements, provide us a detailed analysis supporting how control of those machines has transferred to the customer under ASC 606-10-25-25 considering that you retain physical possession during the term of the hosting services arrangement and that you may sell or otherwise possess the machine after termination of the hosting arrangement.

●	Given the question in the preceding bullet, tell us why your sales of mining machines that are included in a hosting agreement are not leases under ASC 842.

●	Provide us a step by step analysis supporting your revenue recognition policy for hosting services under ASC 606.

●	Revise your policy disclosure to provide your policy for hosting services. Please tell us the amount of revenues recognized from these services for all periods presented.

Response:

●	Please tell us whether you host only mining machines that you sold to customers or whether you also accept mining machines delivered to you from your hosting customers.

We respectfully advise the Staff that we currently host only mining machines that we sold to customers and do not accept mining machines delivered to us from our hosting customers.

●	To the extent that mining machines sold to customers are retained by you and are operated under your hosting services arrangements, provide us a detailed analysis supporting how control of those machines has transferred to the customer under ASC 606-10-25-25 considering that you retain physical possession during the term of the hosting services arrangement and that you may sell or otherwise possess the machine after termination of the hosting arrangement.

We respectfully advise the Staff that as per ASC 606-10-25-23, “[a]n asset is transferred when (or as) the customer obtains control of that asset.” In addition, in accordance with ASC 606-10-25-25, “[c]ontrol of an asset refers to the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset.”

For mining machines sold to our customers that are hosted by us under the hosting services arrangements entered into between the customers and us, the “control” of the mining machines will be transferred to the customers when they are shipped to our hosting facility, at which point the customers still have the right to determine whether they would like to connect to our hosting service platform or have the machines delivered to their other designated locations. If the customers choose to connect to our hosting service platform and use our hosting services, they will need to pay us a small amount of setup fee. After the machines are connected to our hosting service platform, they still maintain full control regarding the mining pool they would like to connect to in order to earn digital asset rewards. The customers log into their account within our hosting platform, determine and fill in the specific mining pool address they would like to participate in. As a hosting facilitator, we do not have the ability to determine how the mining machines are used and do not obtain substantially all the remaining benefits from the assets. We only charge electricity fee based on a fixed rate to our customers. It is the customers who determine how to use the assets to generate substantially benefits from the assets. Even once the mining machines are connected to our hosting service platform, customers still have the right to direct us to disconnect the machines from our hosting facility and have their machines shipped to their designated locations.

Any sale of the machines after the termination of the hosting services arrangement is only a rare incident under circumstances where the customer has not paid us electricity fees or other fees under the hosting services arrangement with us within an extended period of time. We typically deduct electricity fees on a monthly basis from a customer’s prepaid account on the first day of each month, and we notify the customer a week before the deduction is made and remind the customer to deposit enough money into their prepaid account with us. If the customer’s account has not been funded with enough money by the seventh day of that month, we will disconnect the customers’ machines while continuing to send payment reminders to the customer. As of the date of this letter, we have not sold any machines of our customers as a result of any unpaid balance with us. We believe any such incident would be extremely rare, and this should be treated as a separate accounting transaction as it is deemed a settlement of our unpaid account receivable due to the customer’s default.

●	Given the question in the preceding bullet, tell us why your sales of mining machines that are included in a hosting agreement are not leases under ASC 842.

We respectfully advise the Staff that based on our conclusion above, we do not believe mining machines that are included in our hosting arrangement fall under the lease accounting as per ASC 842. A lease pursuant to ASC 842 is a contract conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. We sell mining machines to our customers at the full price of the machines. Ownership and control of the machine have been fully transferred to the buyer as we discussed in the above bullet point. We are not leasing the machines to the customer for a period of time. Customers can withdraw from our hosting facility anytime as they desire and they can enjoy the use of the machines for any period of time they intend to. The service fees we charge under the hosting arrangement is only the electricity costs marked up by a small percentage. It is not a fee/consideration for lease of an asset as defined under ASC 842.

●	Provide us a step-by-step analysis supporting your revenue recognition policy for hosting services under ASC 606.

We respectfully advise the Staff our revenue recognition policy analysis pursuant to ASC 606 is as follows:

●	Step 1 – Identify the contract: there is a hosting contract between the Company and our customers;

●	Step 2 – Identify performance obligations: there are only two performance obligations between the Company and the customer within the hosting arrangement, which are: 1) machine setup (stacking) service; 2) Monthly hosting service; These two services are distinct services to our customers.

●	Step 3 – Determine transaction price: each performance obligation has its own consideration (transaction price) stated in the contract. For machine setup service, it is based on a small one-time fixed fee. For monthly hosting service, it is based on a fixed electricity rate stated in the contract multiplied by the actual electricity consumed by the machine.

●	Step 4 – Allocate transaction price: not applicable. Each performance obligation has its own stated transaction price in the hosting contract.

●	Step 5 – Recognize revenue: for machine setup service, revenue is recognized at the point in time when the machine is stacked on the shelf and connected to our hosting service platform; for hosting service, revenue is recognized over time since the customer consumes/receives the benefits simultaneously when the hosting service is provided by the Company to the customer over a monthly basis.

●	Revise your policy disclosure to provide your policy for hosting services. Please tell us the amount of revenues recognized from these services for all periods presented.

We respectfully advise the Staff that our hosting operations only started in the second half of fiscal 2023. There were no hosting operations and revenue generated from the business during the financial periods presented in our registration statement. As such, no revision is required for revenue recognition policy in the financial statements included in this registration statement. We respectfully advise the Staff that we will make revisions to our policy disclosure for our policy for hosting services when we include our audited financial statements and footnotes for the fiscal year ended December 31, 2023.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Pengju Wang
Pengju Wang
Co-Chief Financial Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC